

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 14, 2016

Miguel Dotres
Whiskey Acquisition, Inc.
15321 NW 60th Ave., Suite 109
Miami Lakes, FL 33014

> **Re: Whiskey Acquisition, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2015**
> **File No. 333-208620**

Dear Mr. Dotres:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please revise the table at page 3 to disclose the information required by Item 501(b)(3) of Regulation S-K regarding the selling shareholder offering.

Risk Factors, page 9

3. Please expand your risk factor entitled "No Operating History or Revenue and Minimal Assets Results in No Assurance of Success" to discuss that your auditor has issued an opinion that raises substantial doubt about your ability to continue as a going concern.

Conflicts Relating to the Location of Merger/Acquisition Candidates, page 33

4. We note the disclosure that your officer and director "will not ordinarily" make affirmative decisions to allocate a particular business opportunity to a particular acquisition vehicle. Please revise to disclose the instances when your officer and director will make affirmative decisions related to a particular business opportunity.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General Business Plan, page 25

5. We note your disclosure that "analysis of new business opportunities will be undertaken by, or under the supervision of, the officer and director of the Company" and that "preliminary prospective business opportunities . . . may be brought to [management's] attention through present associations of the Company's sole officer and shareholder." As you have more than one officer and director, please revise to clarify which officer and director will oversee your prospective business opportunities.

Directors, Executive Officers, Promoters and Control Persons

Background of Directors, Executive Officers, Promoters and Control Persons

Miguel Dotres, President and Director age 44, page 30

6. Please revise your table and discussion regarding the affiliation of Mr. Dotres with other registrants to ensure all information is current. For example, we note the registration statement on Form S-1 filed by DAS Acquisition, Inc. has been declared effective.

7. Your disclosure regarding OICco Acquisition IV, Inc. contains statements that appear to reference the corporate structure of that registrant, such as "VapAria is now a wholly owned subsidiary of our company" and "we agreed to acquire 100% of the outstanding capital stock of VapAria from the VapAria Shareholders in exchange for certain shares of our capital stock." Please revise to clarify another registrant undertook such activities or advise.

8. Please revise your table and narrative to clarify the past and current affiliations of Mr. Dotres with each registrant. For example, it appears that Mr. Dotres currently holds certain positons with other blank check companies which you indicated have terminated.

Board Committees, page 33

9.   You indicate here that you have implemented an audit committee. However, at pages 6 and 29, you state that you lack an audit committee. Please revise or advise as to this apparent inconsistency.

Executive Compensation, page 34

10.   You disclose that Mr. Brown received no compensation in your summary compensation table and that you "have not paid any compensation to any officer." However, on page 35, you state that Mr. Brown "was issued 1,000,000 shares for services." Please revise these disclosures to reflect the compensation for services or tell us why such disclosure is not required. Refer to Item 402(m)(1) and (n) of Regulation S-K.

Notes to Financial Statements

Note 1 – Nature of Business, page F-7

12.   Your disclosure on page F-7 indicates a fiscal year end of September 30. However, the by-laws filed with this registration statement as Exhibit 3.B appear to provide two different dates for your fiscal year end (i.e., December 31 and October 31). Please clarify this apparent discrepancy.

Recent Sales of Unregistered Securities, Part II, Page 1

13.   Please revise to disclose the issuance of shares to Mr. Brown. Refer to Item 701 of Regulation S-K.

Exhibit 99a

14.   We note the signature of Mr. Dotres on behalf of the registrant references "Das Acquisition Inc." Please refile your escrow agreement with the applicable registrant. Also refile to include Attachment 1 which relates to the escrow fees referenced in paragraph 12 of the escrow agreement.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Legal Branch Chief
Office of Natural Resources

cc: Harold Gewerter, Esq.
       Gewerter & Dowling